

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

March 21, 2017

VIA EMAIL

Bradley W. Sullivan
Astrotech Corporation
201 W. 5th Street
Suite 1275
Austin, TX 78701

   Re: <u>Astrotech Corporation, File No. 812-14755</u>

Dear Mr. Sullivan:

  By Form APP-WD filed with the Securities and Exchange Commission on March 17, 2017, you requested that the above-captioned application, filed on March 9, 2017, under the Investment Company Act of 1940, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

       Sincerely,

       /s/ Holly Hunter-Ceci

       Holly Hunter-Ceci
       Acting Assistant Chief Counsel

cc: Elizabeth G. Miller, Esq.

   Sylvie Durham, Esq.
   Greenberg Traurig, LLP